UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

JD.com Adds an Independent Director to Compensation Committee

The Board of Directors of JD.com, Inc. (the “Company” or “JD.com”) (Nasdaq: JD; HKEx: 9618), a leading supply chain-based technology and service provider, has appointed Professor Dingbo Xu, an independent director of the Company, to serve on the compensation committee of the Company’s Board of Directors, effective immediately. The compensation committee of the Company’s Board of Directors will consist of Professor Ming Huang, as the chairperson, and Professor Xu.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: December 29, 2021